Exhibit 99.1

Press Release: Christian Luiga Named Spotify Chief Financial Officer
April 4, 2024

NEW YORK--(BUSINESS WIRE) -- Spotify Technology S.A. (NYSE: SPOT) today announced the appointment of Christian Luiga as its new Chief Financial Officer. Christian joins Spotify from Saab AB, a European defense and security company, where he served as Deputy Chief Executive Officer and Chief Financial Officer. Prior to joining Saab AB, Christian also held several key leadership roles including CFO and acting CEO and President at European telecommunications company, Telia. He will be based in Sweden and have responsibility for the following functions: financial planning and analysis, audit and risk, investor relations, accounting, corporate development, tax and treasury. The company currently plans for Christian to join in Q3 of 2024. Ben Kung, Spotify Vice President of Financial Planning and Analysis, who has been a leader on our finance team for several years will serve as interim CFO.

About Spotify Technology S.A.
Spotify’s platform revolutionized music listening forever when we launched in 2008. Today, more listeners than ever can discover, manage and enjoy over 100 million tracks, more than 5 million podcasts titles, and 350,000 audiobooks a la carte on Spotify. We are the world’s most popular audio streaming subscription service with more than 602 million users, including 236 million subscribers across 184 markets.

Investor Relations:
Bryan Goldberg
ir@spotify.com
investors.spotify.com

Public Relations:
Dustee Jenkins
press@spotify.com